EXHIBIT 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	Notes	2011	2010
Revenues		3,330	3,140
Operating expenses	5	(2,552)	(2,412)
Depreciation		(107)	(138)
Amortization of computer software		(164)	(141)
Amortization of other identifiable intangible assets		(144)	(129)
Other operating gains, net	6	33	1
Operating profit		396	321
Finance costs, net:
Net interest expense	7	(101)	(93)
Other finance income (costs)	7	7	(63)
Income before tax and equity method investees		302	165
Share of post tax earnings in equity method investees		5	-
Tax expense	8	(52)	(31)
Earnings from continuing operations		255	134
Earnings from discontinued operations, net of tax		2	-
Net earnings		257	134
Earnings attributable to:
Common shareholders		250	127
Non-controlling interests		7	7

Earnings per share:	9
Basic and diluted earnings per share:
From continuing operations		$0.30	$0.15
From discontinued operations		-	-
Basic and diluted earnings per share		$0.30	$0.15

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars)	Notes	2011	2010
Net earnings		257	134
Other comprehensive income (loss):
Net gain on cash flow hedges		50	38
Net (gain) on cash flow hedges transferred to earnings	7	(55)	(57)
Foreign currency translation adjustments to equity		216	(331)
Foreign currency translation adjustments to earnings		1	(6)
Net actuarial gains (losses) on defined benefit pension plans, net of tax(1)		19	(3)
Other comprehensive income (loss)		231	(359)
Total comprehensive income (loss)		488	(225)

Comprehensive income (loss) for the period attributable to:
Common shareholders		481	(232)
Non-controlling interests		7	7

(1)	The related tax (expense) benefit was ($18) million and $1 million for the three months ended March 31, 2011 and 2010, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)

(millions of U.S. dollars)	Notes	March 31, 2011	December 31, 2010
ASSETS
Cash and cash equivalents		611	864
Trade and other receivables		1,895	1,809
Other financial assets	10	66	74
Prepaid expenses and other current assets		919	912
Assets held for sale	11	202	-
Current assets		3,693	3,659
Computer hardware and other property, net		1,524	1,567
Computer software, net		1,617	1,613
Other identifiable intangible assets, net		8,610	8,714
Goodwill		18,967	18,892
Other financial assets	10	505	460
Other non-current assets	12	567	558
Deferred tax		58	68
Total assets		35,541	35,531

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	693	645
Payables, accruals and provisions	13	2,436	2,924
Deferred revenue		1,352	1,300
Other financial liabilities	10	138	142
Liabilities associated with assets held for sale	11	112	-
Current liabilities		4,731	5,011
Long-term indebtedness	10	6,931	6,873
Provisions and other non-current liabilities	14	2,176	2,217
Other financial liabilities	10	58	71
Deferred tax		1,665	1,684
Total liabilities		15,561	15,856

Equity
Capital	15	10,366	10,284
Retained earnings		10,527	10,518
Accumulated other comprehensive loss		(1,268)	(1,480)
Total shareholders’ equity		19,625	19,322
Non-controlling interests		355	353
Total equity		19,980	19,675
Total liabilities and equity		35,541	35,531

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended March 31,
(millions of U.S. dollars)	Notes	2011	2010
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		257	134
Adjustments for:
Depreciation		107	138
Amortization of computer software		164	141
Amortization of other identifiable intangible assets		144	129
Deferred tax		(32)	(38)
Other	16	31	142
Changes in working capital and other items	16	(547)	(431)
Operating cash flows from continuing operations		124	215
Operating cash flows from discontinued operations		-	(6)
Net cash provided by operating activities		124	209
INVESTING ACTIVITIES
Acquisitions, less cash acquired	17	(54)	(63)
Proceeds from other disposals		15	14
Capital expenditures, less proceeds from disposals		(218)	(214)
Other investing activities		35	(1)
Investing cash flows from continuing operations		(222)	(264)
Investing cash flows from discontinued operations		21	-
Net cash used in investing activities		(201)	(264)
FINANCING ACTIVITIES
Proceeds from debt	10	-	491
Repayments of debt	10	(5)	(471)
Net borrowings under short-term loan facilities		43	-
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	15	(217)	(231)
Other financing activities		-	(6)
Net cash used in financing activities		(180)	(218)
Translation adjustments on cash and cash equivalents		4	(10)
Decrease in cash and cash equivalents		(253)	(283)
Cash and cash equivalents at beginning of period		864	1,111
Cash and cash equivalents at end of period		611	828

Supplemental cash flow information is provided in note 16.

Interest paid		(133)	(149)
Interest received		1	1
Income taxes paid		(2)	(65)

Amounts paid and received for interest and taxes are reflected as operating cash flows. Interest paid is net of debt related hedges.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)
(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCI”)	Non- controlling interests	Total
Balance, December 31, 2010	10,077	207	10,284	10,518	(43)	(1,437)	(1,480)	353	19,675
Comprehensive income (loss) (1)	-	-	-	269	(5)	217	212	7	488
Distributions to non-controlling interest	-	-	-	-	-	-	-	(5)	(5)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common shares	-	-	-	(259)	-	-	-	-	(259)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	42	-	42	-	-	-	-	-	42
Effect of stock compensation plans	47	(7)	40	-	-	-	-	-	40
Balance, March 31, 2011	10,166	200	10,366	10,527	(48)	(1,220)	(1,268)	355	19,980

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	AOCI	Non- controlling interests	Total
Balance, December 31, 2009	9,957	220	10,177	10,561	(33)	(1,438)	(1,471)	68	19,335
Comprehensive income (loss) (1)	-	-	-	124	(19)	(337)	(356)	7	(225)
Distributions to non-controlling interest	-	-	-	-	-	-	-	(5)	(5)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common shares	-	-	-	(241)	-	-	-	-	(241)
Shares issued under DRIP	10	-	10	-	-	-	-	-	10
Effect of stock compensation plans	37	(6)	31	-	-	-	-	-	31
Balance, March 31, 2010	10,004	214	10,218	10,443	(52)	(1,775)	(1,827)	70	18,904

(1)	Retained earnings for the three months ended March 31, 2011 includes net actuarial gains of $19 million, net of tax, (2010 – losses of $3 million, net of tax).

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation
The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2010, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2010. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010, which are included in the Company’s 2010 annual report.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Changes in accounting policies

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning January 1, 2011. The standards impacted that are applicable to the Company are as follows:

•	IFRS 3 - Business Combinations;

•	IFRS 7 - Financial Instruments: Disclosures;

•	IAS 1 - Presentation of Financial Statements;

•	IAS 24 - Related Party Disclosures;

•	IAS 27 - Consolidated and Separate Financial Statements; and

•	IAS 34 - Interim Financial Reporting.

These changes did not have a material impact on the Company’s interim financial statements for the three months ended March 31, 2011.

In addition to the above, the IASB has issued IFRS 9 - Financial Instruments (Classification and Measurement), which is mandatory for accounting periods beginning January 1, 2013. The Company is assessing the impact of IFRS 9 on its results of operations and financial position.

Note 3: Segment information

The Company is organized in two divisions: Professional, which is comprised of the Legal, Tax & Accounting, and Healthcare & Science segments and Markets, which consists of financial and media businesses. The reportable segments are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Legal

The Legal segment is a provider of critical information, decision support tools, software and services to legal, intellectual property, compliance, business and government professionals around the world. The Legal segment offers a broad range of products and services that utilize the Company’s electronic databases of legal, regulatory, news and business information. These products and services provide software-based workflow solutions; marketing, finance and operations technology and consulting services; and legal process outsourcing services.

Tax & Accounting

The Tax & Accounting segment is a global provider of technology and information solutions, as well as integrated tax compliance and accounting software and services, to accounting, tax and corporate finance professionals in accounting firms, corporations, law firms and government.

Healthcare & Science

The Healthcare & Science segment is a provider of information, tools, analytics and decision support solutions that help organizations speed scientific discovery and improve healthcare efficiency and quality.

Markets

The Markets division serves financial services and corporate professionals globally, with Reuters Media serving a broader professional and consumer media market. The Markets division delivers critical information, supporting technology and infrastructure to a diverse set of customers. These solutions are designed to help the Company’s customers generate superior returns, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets.

	Three months ended March 31, 2011		Three months ended March 31, 2010
Reportable segments	Revenues	Segment Operating Profit	Revenues	Segment Operating Profit
Legal	914	226	825	210
Tax & Accounting	274	42	262	35
Healthcare & Science	220	44	209	44
Professional	1,408	312	1,296	289
Markets	1,924	338	1,846	323
Segment totals	3,332	650	3,142	612
Corporate & Other (1)	-	(143)	-	(163)
Eliminations	(2)	-	(2)	-
Total	3,330	507	3,140	449

(1)	Corporate & Other operating profit includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and integration programs expenses.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit to measure the operating performance of its segments. The costs of centralized support services such as technology, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; and (iii) certain asset impairment charges. Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses and certain asset impairment charges are not considered to be controllable operating activities for purposes of assessing the current performance of the segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated income statement. Amounts below operating profit are not allocated to the segments.

	Three months ended March 31,
	2011	2010
Segment operating profit	507	449
Amortization of other identifiable intangible assets	(144)	(129)
Other operating gains, net	33	1
Operating profit	396	321

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended March 31,
	2011	2010
Salaries, commissions and allowances	1,306	1,167
Share-based payments	34	26
Post-employment benefits	67	59
Total staff costs	1,407	1,252
Goods and services (1)	611	631
Data	249	244
Telecommunications	160	159
Real estate	127	117
Fair value adjustments (2)	(2)	9
Total operating expenses	2,552	2,412

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark to market impacts on embedded derivatives and certain share-based awards.

In 2008, the Company announced an integration program directed at integrating Reuters Group PLC (“Reuters”), which the Company acquired in April 2008, with the Thomson Financial business and capturing cost synergies across the new organization, including shared services and corporate functions. The Company also incurred expenses for legacy savings programs pursued prior to the acquisition. Because these are corporate initiatives, incremental expenses directed at capturing cost savings are reported within the Corporate & Other segment. The various initiatives are expected to be completed in 2011. The Company will incur restructuring costs, including severance and losses on lease terminations and other cancellations of contracts, until the various initiatives are completed.

Costs incurred for integration programs were as follows:

	Three months ended March 31,
	2011	2010
Integration programs expenses	70	97

The costs incurred primarily related to severance, consulting expenses and technology initiatives. Severance costs were included within the “Salaries, commissions and allowances” component of “Operating expenses”. Consulting and technology-related expenses were included within the “Goods and services” component of “Operating expenses”.

Note 6: Other operating gains, net

Other operating gains, net, of $33 million for the three months ended March 31, 2011 included a $35 million gain in connection with the termination of an information technology (“IT”) outsourcing agreement. Earlier this year, the Company reached agreement with a vendor to terminate the agreement, which had been signed by Reuters prior to the acquisition of that business. The Company and the vendor mutually terminated the agreement as the vendor was unable to provide certain services. Following a transition period with the vendor, the Company plans to fold these technology support services into existing in-house operations.

For the full year, the Company expects to record total charges of approximately $100 million relating to this termination, net of the gain recorded in the first three months. The net charges represent payments that were made to the vendor in prior periods for which the Company will receive no future value, net of amounts that are payable by the Company and the vendor in connection with the termination and subsequent transition. The majority of the net charges will be non-cash and must be amortized over the transition period of the contract, resulting in a net charge over the remainder of the year.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Three months ended March 31,
	2011	2010
Interest expense:
Debt	(107)	(109)
Derivative financial instruments - hedging activities	10	14
Other	(10)	(3)
Fair value gains (losses) on financial instruments:
Debt	5	9
Cash flow hedges, transfer from equity	55	57
Fair value hedges	11	(26)
Net foreign exchange losses on debt	(71)	(40)
	(107)	(98)
Interest income	6	5
Net interest expense	(101)	(93)

	Three months ended March 31,
	2011	2010
Net gains (losses) due to changes in foreign currency exchange rates	22	(5)
Net (losses) gains on derivative instruments	(15)	4
Loss from redemption of debt securities	-	(62)
Other finance income (costs)	7	(63)

Net gains (losses) due to changes in foreign currency exchange rates
Net gains (losses) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net (losses) gains on derivative instruments
Net (losses) gains on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Loss from redemption of debt securities
The loss incurred in the three months ended March 31, 2010 primarily represented premiums paid in connection with the early redemption of debt securities. See note 10 for additional information.

Note 8: Taxation

Tax expense for the three months ended March 31, 2011 and 2010 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts the Company’s interim period effective tax rate.

Note 9: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shares less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Other securities are comprised of unvested time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by: (1) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Three months ended March 31,
	2011	2010
Net earnings	257	134
Less:Earnings attributable to non-controlling interests	(7)	(7)
Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	249	126
Less: Earnings from discontinued operations, net of tax	(2)	-
Earnings used in earnings per share from continuing operations	247	126

Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,
	2011	2010
Weighted average number of shares outstanding	834,072,064	830,190,364
Vested DSUs and PRSUs	1,099,469	699,818
Basic	835,171,533	830,890,182
Effect of stock options and other incentive plans	4,534,776	3,850,061
Diluted	839,706,309	834,740,243

Note 10: Financial instruments

Financial assets and liabilities
Financial assets and liabilities in the statement of financial position were as follows:

March 31, 2011	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	611	-	-	-	-	611
Trade and other receivables	1,895	-	-	-	-	1,895
Other financial assets – current	22	10	34	-	-	66
Other financial assets – non-current	158	-	327	20	-	505
Current indebtedness	-	-	-	-	(693)	(693)
Trade payables (see note 13)	-	-	-	-	(417)	(417)
Accruals (see note 13)	-	-	-	-	(1,520)	(1,520)
Other financial liabilities – current	-	(118)	-	-	(20)	(138)
Long term indebtedness	-	-	-	-	(6,931)	(6,931)
Other financial liabilities – non current	-	-	(6)	-	(52)	(58)
Total	2,686	(108)	355	20	(9,633)	(6,680)

December 31, 2010	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	864	-	-	-	-	864
Trade and other receivables	1,809	-	-	-	-	1,809
Other financial assets – current	25	20	29	-	-	74
Other financial assets – non-current	157	-	287	16	-	460
Current indebtedness	-	-	-	-	(645)	(645)
Trade payables (see note 13)	-	-	-	-	(519)	(519)
Accruals (see note 13)	-	-	-	-	(1,943)	(1,943)
Other financial liabilities – current	-	(118)	-	-	(24)	(142)
Long term indebtedness	-	-	-	-	(6,873)	(6,873)
Other financial liabilities – non current	-	-	(20)	-	(51)	(71)
Total	2,855	(98)	296	16	(10,055)	(6,986)

Debt-related activity

Current indebtedness includes $57 million of outstanding commercial paper at March 31, 2011.

The following table outlines notes offered and repaid:

Date	Transaction	Principal Amount (in millions)
Notes offered
March 2010	5.85% notes due 2040	US$500
Notes repaid
March/April 2010	6.20% notes due 2012 (1)	US$700

(1)	These notes were redeemed prior to their scheduled maturity.

The Company funded the early redemption of notes in March/April 2010 with the net proceeds from notes offered in March 2010 and available cash resources.

The Company has a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. There were no amounts drawn against this facility as of March 31, 2011.

Note 11: Businesses held for sale

In February 2011, the Company announced its intention to sell the following Professional division businesses which are no longer fundamental to its strategy:

Business	Segment	Description
BARBRI	Legal	A provider of bar exam preparatory workshops, courses, software, lectures and other tools in the U.S.
Scandinavian legal, tax and accounting businesses	Legal and Tax & Accounting	A provider of legal and regulatory products and services in Denmark and Sweden.

The assets and liabilities associated with these businesses have been classified as held for sale in the statement of financial position and are as follows:

March 31, 2011
Other identifiable intangible assets, net	35
Goodwill	149
Other assets	18
Total assets held for sale	202

Payables, accruals and provisions	21
Deferred revenue	84
Deferred tax	7
Total liabilities associated with assets held for sale	112

These businesses do not qualify for discontinued operations classification. See note 20 for additional details.

Note 12: Other non-current assets

	March 31, 2011	December 31, 2010
Net defined benefit plan surpluses	44	48
Cash surrender value of life insurance policies	242	237
Investments in equity method investees	253	247
Other non-current assets	28	26
Total other non-current assets	567	558

Note 13: Payables, accruals and provisions

	March 31, 2011	December 31, 2010
Trade payables	417	519
Accruals	1,520	1,943
Provisions	224	203
Other current liabilities	275	259
Total payables, accruals and provisions	2,436	2,924

Note 14: Provisions and other non-current liabilities

	March 31, 2011	December 31, 2010
Net defined benefit plan obligations	994	1,026
Deferred compensation and employee incentives	227	239
Provisions	180	181
Unfavorable contract liability	196	208
Uncertain tax positions	484	459
Other non-current liabilities	95	104
Total provisions and other non-current liabilities	2,176	2,217

Note 15: Capital

Normal course issuer bid (“NCIB”)

Under the Company’s current NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 13, 2010 and May 12, 2011.

Although the Company has not repurchased any shares since 2008, it may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Three months ended March 31,
	2011	2010
Dividends declared per common share	$0.31	$0.29

In the statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Three months ended March 31,
	2011	2010
Dividend reinvestment	42	10

Note 16: Supplemental cash flow information

Details of “Other” in the statement of cash flow are as follows:

	Three months ended March 31,
	2011	2010
Non-cash employee benefit charges	73	58
Loss from redemption of debt securities	-	62
Other	(42)	22
	31	142

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,
	2011	2010
Trade and other receivables	(3)	(19)
Prepaid expenses and other current assets	(81)	(73)
Other financial assets	4	13
Payables, accruals and provisions	(613)	(409)
Deferred revenue	112	132
Other financial liabilities	(6)	(7)
Income taxes	65	(9)
Other	(25)	(59)
	(547)	(431)

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during the three months ended March 31, 2011 and 2010 were as follows:

	Three months ended March 31,
	2011		2010
	Number of transactions	Cash consideration(1)	Number of transactions	Cash consideration(1)
Businesses and identifiable intangible assets acquired	9	53	3	49
Investments in businesses	-	1	1	14
	9	54	4	63

(1)	Cash consideration is net of cash acquired of $2 million and nil for the three months ended March 31, 2011 and 2010, respectively.

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended March 31,
	2011	2010
Cash and cash equivalents	2	-
Trade and other receivables	6	4
Prepaid expenses and other current assets	3	1
Current assets	11	5
Computer software, net	3	9
Other identifiable intangible assets	36	28
Other non-current assets	1	-
Total assets	51	42
Payables, accruals and provisions	(15)	(3)
Deferred revenue	(4)	(2)
Current liabilities	(19)	(5)
Provisions and other non-current liabilities	(1)	(3)
Deferred tax	(2)	-
Total liabilities	(22)	(8)
Net assets acquired	29	34
Goodwill	26	15
Total	55	49

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects the synergies and the value of the acquired workforce. For acquisitions made during the three months ended March 31, 2011, the majority of acquired goodwill is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or certain net assets of the acquired business. The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (“RIC symbols”). RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). The Company is fully cooperating with the investigation. The Company does not believe that it has engaged in any anti-competitive activity related to RIC symbols.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. The IRS has challenged certain positions taken on the Company’s tax returns for the years 2006 and 2007. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related party transactions

As of March 31, 2011, The Woodbridge Company Limited (“Woodbridge”) beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of the Company’s product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $126,000 for the year ended December 31, 2010.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to the year ended December 31, 2010 were $67,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with affiliates and joint ventures

From time to time, the Company enters into transactions in connection with its investments in affiliates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services, which were valued at approximately $2 million for the three months ended March 31, 2011.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $400,000 for the three months ended March 31, 2011.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $9 million for the three months ended March 31, 2011.

Other transactions

In February 2010, the Company acquired Super Lawyers from an entity controlled by Vance Opperman, one of the Company’s directors, for approximately $15 million. The acquisition helped expand FindLaw’s product offerings. Mr. Opperman’s son was the CEO of the acquired business and agreed to stay on with the business through a transition period which concluded in the third quarter of 2010. The Company’s board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In October 2010, the Company acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of the Company’s directors, may have the right to receive 10% of the purchase consideration paid by the Company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

See note 30 of the Company’s consolidated financial statements for the year ended December 31, 2010 for additional information.

Note 20: Subsequent events

Divestitures

In April 2011, the Company announced its intention to sell the following Markets division businesses which are no longer fundamental to its strategy:

Business	Segment	Description
Enterprise Risk	Markets	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds.
Portia	Markets	A provider of portfolio accounting and reporting applications.

These sales are expected to be completed in the second half of 2011, and will not qualify for discontinued operations classification.

In April 2011, the Company completed the sale of the Professional division’s Scandinavian legal, tax and accounting businesses and reached agreement for the sale of the Professional division’s BARBRI legal education business, which is expected to close in the second quarter of 2011. The Company expects to record post-tax gains of approximately $300 million in the second quarter of 2011 from these Professional division transactions.

Tax benefit

The Company expects to record a tax benefit of approximately $45 million in the second quarter of 2011 as a result of recognizing tax losses that arose in a prior year from the sale of an investment to the Company’s principal and controlling shareholder, Woodbridge. Because Woodbridge sold its interest in that investment to a third party in April 2011, the tax losses are now available to the Company for use for tax purposes.